SC Distributors, LLC

695 Town Center Drive, Suite 600

Costa Mesa, CA 92626

(212) 759-0777

October 9, 2015

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Attn: Deborah O’Neal-Johnson and Kathy Churko

Re:	Sierra Income Corporation
Registration Statement on Form N-2 (File No. 333-200595)

Ladies and Gentlemen:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, SC Distributors, LLC (“SC Distributors”), the dealer manager in connection with the proposed offering of Sierra Income Corporation (the “Company”), respectfully requests acceleration of effectiveness of the above-captioned registration statement (the “Registration Statement”), including all amendments thereto, to 4:00 pm on Friday October 9, 2015, or as soon thereafter as possible.

SC DISTRIBUTORS, LLC

By:	/s/ Pat Miller
Pat Miller
President